February 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Douglas V. Brown
Staff Attorney

Re:	Rider Exploration, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 20, 2011
Post-Effective Amendment No. 1 to Form S-1
Filed January 26, 2011
File No. 0-53999

Ladies and Gentlemen:

This letter sets forth the responses of Rider Exploration, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of February 22, 2011.

Responses:

Post –Effective Amendment No. 1 to Form S-1

General

1.	Concomitantly with this response letter, the Company has filed Amendment No. 2 to Form 10-K for the fiscal year ended October 31, 2010 (“Form 10-KA2”) with revisions responding to Staff comments 3-10.

2.	Concomitantly with this response letter, the Company has filed Post-Effective Amendment No. 2 to Form S-1 (“POS AM2”) with revisions responding to Staff comments 7 and 8.

Amendment No. 1 to Form 10-K for the fiscal year ended October 31, 2010

Cover Page

3.
Form 10-KA2 has been revised to include the Commission file number 000-53999, the information regarding our common stock registered under Section 12(g), and the calculation of aggregate market value, on the cover page.

Submission of Matters to a Vote of Security Holder, page 13

4.
The Company effectuated our stock split by board of director resolution and without stockholder approval as allowed by Nevada Revised Statutes section 78.207. The disclosure regarding a stockholder vote was an error. Form 10-KA2 has been revised to delete this reference and correct the error.

Forward-Looking Statements, page 15

5.	Form 10-KA2 has been revised so that the forward-looking statements section no longer refers to the safe harbor of the PSLRA.

Disclosure Controls and Procedures, page 19

6.
Form 10-KA2 has been revised so that the evaluation by our chief executive officer and chief financial officer of our disclosure control and procedures, and results thereof, are as of the end of the period covered by the report.

Directors, Executive Officers and Corporate Governance, page 20

7.	Forms 10-KA2 and POS AM2 have been revised to provide complete five year sketches of our executive officers and directors.

Involvement in Certain Legal Proceedings, page 21

8.
Forms 10-KA2 and POS AM2 have been revised to provide expanded disclosure addressing any involvement of our directors or executive officers in the certain legal proceedings enumerated in Item 401(f) of Regulation S-K over the last ten years.

Security Ownership, page 24

9.	Form 10-KA2 has been revised to revise the tabular entry for the security ownership of our officers and directors as a group to reflect two persons.

Certifications, Exhibits 31.1 and 31.2

10.	Exhibits 31.1 and 31.2 to Form 10-KA2 have been revised to match the form set forth in Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Steve Friberg
Steve Friberg
President and Chief Executive Officer
Rider Exploration, Inc.